

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2011

<u>Via Facsimile</u>
Mr. Ronald Erickson
President
Braeden Valley Mines, Inc.
318 North Carson Street, Suite 208
Carson City, NV 89701

> **Re:**   **Braeden Valley Mines, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 5, 2011**
> **File No. 333-158062**

Dear Mr. Erickson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 4 to Registration Statement on Form S-1</u>

<u>General</u>

1.   Please disclose whether your officer and directors or any others participating in the preparation of the registration statement have personally visited the New Dawn Property, and if so, disclose when such visit(s) took place. If there have been no such visits, provide appropriate risk factors disclosure in that regard.

2.   Explain to us in necessary detail each of the following items:
   a.   who prepared the registration statement;
   b.   what basis the preparer had or source(s) upon which he or she relied in drafting the prospectus;
   c.   who formulated the initial exploration program described at pages 21-22;
   d.   how your officer and directors met counsel Mr. W. Scott Lawler; and

e. why your officer and directors selected the New Dawn Property.
We may have additional comments based on your responses.

3. As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations have resulted in the change of the business initially described in the prospectus as filed with the Commission by the start-up company. If true, and with a view toward disclosure, confirm to us that your officer and directors did not found the company at least in part due to their plan to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

4. If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:
    a. Messrs. Erickson, Vasquez and Guiterrez;
    b. named legal counsel; and
    c. any others who participated in the preparation of the prospectus disclosure.

5. If anyone identified in the immediately preceding comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the particulars to us in necessary detail. We may have additional comments.

6. We note your references on the cover page of the Prospectus and elsewhere in the document to "the selling shareholder" (singular). However, it appears from your disclosure on page 26 and elsewhere in the filing that there are two selling shareholders. Please revise to ensure that your disclosure is consistent throughout the filing.

7. The legality opinion that you filed as Exhibit 5.1 to your Form S-1 on March 17, 2009, refers to shares "to be offered to the public by a shareholder of the Company." Please obtain and file a revised legality opinion reflecting that there is more than one selling shareholder.

8. We note your statement on page 6 that "Mr. G. Leigh Lyons is our sole officer and director … ." However, on page 5 you state that "Ronald Erickson is our only Executive Officer. Mr. Erickson, along with Messrs. B. Alejandro Vasquez and Hilario Vanegas

Guiterrez are the only members of our Board of Directors … ." Please revise to ensure that your disclosure is consistent throughout the filing.

9. In Note 7 to the financial statements for December 31, 2010, you disclose that pursuant to the August 11, 2008 mining lease agreement with Altair Minerals, Inc., you were required to pay $25,000 on May 15, 2011 and on each subsequent anniversary of the effective date. In Note 7 to the financial statements, you disclose that on May 12, 2011, Altair accepted a payment of $2,500 (instead of the originally agreed $25,000, which was due May 15, 2011) and agreed to amend the lease and extend the lease to November 15, 2011. Please disclose this information in the prospectus summary and disclose if you have made the August 11, 2011 required payment. Please also file the amended lease and disclose the material terms of the amended lease. Please clarify what is meant by the statement that Altair agreed to "extend the lease to November 15, 2011." Clarify if the term of the lease ended as of November 15, 2011.

10. We note your statement that offering costs are estimated at $25,000 and that the company will pay these costs. Given that the company had zero cash at September 30, 2011, please explain how the company will pay for these costs.

Property Description and Location, page 14

11. Please insert a small-scale map showing the location and access to each material property pursuant to Instruction 3(b) to Item 102 of Regulation S-K. We believe the guidance in Instruction 3(b) to Item 102 of Regulation S-K would generally require maps and drawings to be simple enough or of sufficiently large scale to clearly show all features on the drawing.

12. Please update the due dates associated with your claim maintenance fees.

Geological Setting, page 16

13. Please revise this section of your disclosure in order to disclose a brief, non-technical description of the rock formations and mineralization on your property pursuant to paragraph (b)(5) of Industry Guide 7.

Exploration, page 20

14. Please reconcile your statement indicating your company has not carried out any exploration work on the New Dawn property to your statement that several rock specimens from altered outcrop were collected.

15. We note your reference to a Section 8 in your disclosure, yet we are unable to locate Section 8. Please advise.

Sampling Method, Sample Preparation and Data Verification, page 20

16.   Please tell us your basis for your assumption that the majority of previous work was diligently carried out by professional persons in the employ of large and reputable consulting firms and exploration companies. Based on your response, you may need to remove this disclosure from your filing.

Directors, Executive Officers and Significant Employees, page 24

17.   Please expand to disclose the business of the companies for which your officer and directors worked, such as Frontiers Inc. and Agencia de Seguridad omega 270-7981.

Security Ownership of Management and Certain Security Holders, page 25

18.   Please revise the following statement to clarify whether you have two or three shareholders: "As of the date of this prospectus, we only have three (2) shareholders."

Financial Statements, Note 9, page F-9

19.   It appears the advanced minimum royalty scheduled for payment in regards to your exploration and mining lease agreement is different than the advanced minimum royalty listed in Exhibit 10.1 filed with the Commission on June 20, 2009. Please advise.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding engineering comments. Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief